Exhibit (a)(5)(A)

PRESS RELEASE

JetBlue Urges Spirit Shareholders to Protect Their Interests and ‘Vote No’ on Frontier Transaction at Upcoming Spirit Special Meeting

JetBlue’s proposal offers Spirit’s shareholders and other stakeholders more value, more certainty and more opportunity

Spirit’s conflicted Board rejected JetBlue’s clearly superior offer on baseless grounds and refused to engage constructively – depriving Spirit shareholders of more value and more certainty

Spirit’s antitrust rationale is a smokescreen to distract from the fact that its merger with Frontier faces similar regulatory risk, yet offers no shareholder protections

JetBlue files “Vote No” proxy statement for Spirit special meeting and commences all-cash fully financed tender offer to acquire Spirit at new price of $30 per share

NEW YORK (May 16, 2022) – JetBlue (NASDAQ: JBLU) today announced that it has filed a “Vote No” proxy statement urging Spirit (NYSE: SAVE) shareholders to vote AGAINST the inferior, high risk, and low value Spirit/Frontier transaction at Spirit’s upcoming special meeting.

In addition, JetBlue commenced an all-cash, fully financed tender offer to acquire all of the outstanding shares of Spirit for $30 per share, without interest and less any required withholding taxes. Given the Spirit Board of Directors’ complete unwillingness to share the same necessary diligence information that was shared with Frontier, JetBlue is now offering to acquire Spirit for $30 per share in cash through a fully financed tender offer. This represents a 60% premium to the value of the Frontier transaction as of May 13, 2022 – a very compelling offer and higher than the premium implied by JetBlue’s original proposal. JetBlue is fully prepared to negotiate in good faith a consensual transaction at $33, subject to receiving necessary diligence.

JetBlue launched a website at www.JetBlueOffersMore.com and issued a letter to Spirit shareholders detailing the benefits of its transaction, the certainty of closing, and the misleading statements made by Spirit. In the letter, JetBlue CEO Robin Hayes states:

“JetBlue offers more value – a significant premium in cash – more certainty, and more benefits for all stakeholders. Frontier offers less value, more risk, no divestiture commitments, and no reverse break-up fee, despite more overlap on non-stop routes and their own regulatory challenges.”

“Yet the Spirit Board failed to provide us the necessary diligence information it had provided Frontier and then summarily rejected our proposal, which addressed its regulatory concerns, without asking us even a single question about it. The Spirit Board based its rejection on unsupportable claims that are easily refuted.”

“Ask yourself a simple question: why won’t the Spirit Board engage with us constructively? The interests of Bill Franke’s Indigo Partners and the long-standing relationships between the two companies is the obvious answer.”

The letter goes on to note that JetBlue’s current proposal still offers more value and certainty for Spirit shareholders than Frontier, and stresses that the company is prepared to engage on the basis of its original proposal, if the Spirit Board acts in good faith:

“Based on the clear superiority of our offer, we expected the Spirit Board to engage constructively. Given its unwillingness to share necessary information or negotiate in good faith, we adjusted our price accordingly, but will work towards a consensual transaction at $33 per share, subject to receiving the information to support it.”

The full letter follows:

May 16, 2022

Dear Spirit Shareholder,

You have an important choice to make about your investment in Spirit Airlines.

We believe the Spirit Board of Directors (the “Spirit Board”) has failed to act in your best interests by refusing to engage constructively on our clearly superior proposal to acquire Spirit.

JetBlue offers more value – a significant premium in cash – more certainty, and more benefits for all stakeholders. Frontier offers less value, more risk, no divestiture commitments, and no reverse break-up fee, despite more overlap on non-stop routes and their own regulatory challenges.

Yet the Spirit Board failed to provide us the necessary diligence information it had provided Frontier and then summarily rejected our proposal, which addressed its regulatory concerns, without asking us even a single question about it. The Spirit Board based its rejection on unsupportable claims that are easily refuted.

Ask yourself a simple question: why won’t the Spirit Board engage with us constructively? The interests of Bill Franke’s Indigo Partners and the long-standing relationships between the two companies is the obvious answer.

Given the Spirit Board’s unjustified refusal to engage, we have decided to bring our proposal directly to the Spirit shareholders, and we urge you to vote “AGAINST” the Frontier transaction at Spirit’s upcoming special meeting. This will send a message to the Spirit Board that you want it to negotiate with us in good faith. We also launched an all-cash, fully financed tender offer to purchase all the outstanding shares of common stock at $30.00 per share and we encourage you to underscore your message to Spirit’s Board by tendering your shares into our offer. If the Spirit shareholders vote against the transaction with Frontier and compel the Spirit Board to negotiate with us in good faith, we will work towards a consensual transaction at $33 per share, subject to receiving the information to support it.

Our current proposal offers:

•

More value and more certainty for Spirit shareholders with our ALL-CASH offer. JetBlue offers you $30 per share in cash, representing a 60% premium to the value of the Frontier transaction as of May 13, 2022[1], a 77% premium to Spirit’s latest closing price[2], and a 38% premium to Spirit’s unaffected share price[3] – a very compelling value, and, no matter how you measure it, a higher premium than in our original proposal.

•

Even more value potential after diligence and good faith negotiation. Based on the clear superiority of our offer, we expected the Spirit Board to engage constructively. Given its unwillingness to share necessary information or negotiate in good faith, we adjusted our price accordingly, but will work towards a consensual transaction at $33 per share, subject to receiving the information to support it.

•	More regulatory certainty through our divestiture commitment and $200 million reverse break-up fee.

[1]

Represents premium over $18.81, the implied value of Frontier transaction as of May 13, 2022, based on Frontier’s $8.72 closing share price as of May 13, 2022 and the terms of the Agreement and Plan of Merger, dated as of February 5, 2022 (the “Frontier Agreement”), among Top Gun Acquisition Corp., Frontier Group Holdings and Spirit Airlines.

[2]	Represents premium over Spirit’s $16.98 closing share price on May 13, 2022.
[3]	Represents premium over Spirit’s $21.73 closing share price on February 4, 2022.

In contrast, the proposed Frontier transaction offers Spirit shareholders LESS:

•	Less value. Our current proposal represents a compelling 60% premium to the value of the Frontier transaction as of May 13, 2022.

•

Less value certainty. Frontier’s stock price has declined 30% since the announcement of the Frontier transaction[4], resulting in approx. $770 million decrease in the value of the Frontier transaction to you. Plus, the future value of the Frontier / Spirit combined company’s stock is uncertain, especially in a continually challenging operational and market environment. Spirit’s and Frontier’s projections underpinning their transaction are based on flawed assumptions, including with respect to personnel attrition and wage inflation.

•	Less regulatory commitments and less closing certainty. Despite having a similar regulatory profile to JetBlue, Frontier offers no divestiture commitment or reverse break-up fee.

JetBlue Offers More Value and Certainty to Spirit Shareholders – in Any Scenario...

Our current proposal provides superior value to the Frontier offer, regardless of whether either transaction is completed.

•	When we complete our proposed transaction, Spirit shareholders would receive at least $30.00 per share in cash, compared to $18.81[5] per share from the Frontier transaction.

•

In the unlikely event our proposed transaction is not consummated, Spirit shareholders will receive a reverse break-up fee of approximately $1.83 per share, compared to no break-up fee in the Frontier transaction. We estimate that translates into total economic value of approximately $17 per share from JetBlue against approximately $15 in the Frontier transaction[6].

… And Better Trading Value in the Short Term.

In addition, we expect the outcome of the Spirit special meeting to influence how the Spirit shares will trade in the short term. Based on the trading patterns since the Frontier transaction was announced, we expect that, if the transaction is approved, Spirit’s shares will trade at approximately $177. On the other hand, based on what we observed since our proposal became public, if the Frontier transaction is rejected, we expect Spirit shares to trade between approximately $23.1 and $25.58, at least a 36% premium to Spirit’s latest closing share price9.

[4]	Represents decline from Frontier’s $12.39 closing share price as of February 4, 2022 to $8.72 closing share price as of May 13, 2022.
[5]	Represents the implied value of Frontier transaction as of May 13, 2022, based on Frontier’s $8.72 closing share price as of May 13, 2022 and the terms of the Frontier Agreement.
[6]

Estimated as Spirit’s hypothetical unaffected share price, by applying Frontier’s share price performance between February 4, 2022 and May 13, 2022 to Spirit’s $21.73 closing share price on February 4, 2022, and, in the case of our proposal, by adding the value of the reverse break-up fee per share.

[7]

Estimated by applying the average percentage difference between the Spirit closing share price and the value of the Frontier transaction between February 4, 2022 and April 4, 2022 (the latest trading day before our proposal was made public) to the $18.81 implied value of Frontier transaction as of May 13, 2022.

[8]

Low end of the range estimated applying the average spread between $33 and Spirit’s closing share price between April 5, 2022 (when our proposal was made public) and April 29, 2022 (the last trading day before our proposal was rejected by the Spirit Board) to $30; high end of the range estimated with reference to Spirit’s average closing share price between April 5, 2022 and April 29, 2022.

[9]	Represents premium over Spirit’s $16.98 closing share price on May 13, 2022.

	Transaction Does Not Close	Transaction Closes	Short Term Trading Depending on Meeting Outcome
Frontier Transaction	~15	~19	~17

JetBlue Transaction	~17 (including RBF of 1.83/share)	30-33	~23-25

A vote AGAINST the Frontier transaction is a vote for a higher Spirit share price, regardless of any consideration concerning the actual consummation of either transaction. A vote for the Frontier transaction is a vote for a lower Spirit share price.

JetBlue Is Confident We Will Obtain Regulatory Approval.

A combined JetBlue-Spirit will create a more compelling and viable competitor to the Big Four airlines that control more than 80% of the U.S. market. JetBlue’s entry into new routes triggers fare decreases from legacy airlines that are more significant than those resulting from ultra-low-cost carriers; this phenomenon has been described as the “JetBlue Effect”.

Our recent economic analysis, using Department of Transportation Data, shows JetBlue’s presence on a nonstop route decreases legacy fares by ~16%, about three times as much as the presence of an ultra-low-cost carrier. This phenomenon is well established and foundational to JetBlue’s business model.

We are not the only ones who cite the JetBlue Effect. Coined by an MIT study in 2013, the JetBlue Effect has been acknowledged by the Department of Justice (DOJ) as recently as 2021 when it said, “JetBlue’s reputation for lowering fares is so well known in the airline industry that it has earned a name: the ‘JetBlue Effect.’ JetBlue’s record in Boston and New York illustrates why.”

We are confident we can address any regulatory concerns the Spirit Board, regulators or courts may have through:

•	JetBlue’s expedited expansion and the resulting net fare decreases;

•	demonstrated ease of other ultra-low-cost carriers’ continued expansion; and

•	the divestitures we are prepared to undertake.

Don’t Be Misled: Spirit’s Transaction with Frontier Has Similar Regulatory Risk.

•

Both transactions would create the #5 player with very similar market share. A combined JetBlue and Spirit would have an 8% market share based on full year 2021 seats compared to 7% for a combined Frontier and Spirit.

•

Frontier overlaps with Spirit on significantly more nonstop routes (104) than JetBlue (54)[10], and JetBlue has less overlap in flights, seats, and ASMs than Frontier in the metropolitan areas served by both[11].

Spirit’s Suggestion that Our Northeast Alliance Is a Regulatory Obstacle Has No Basis in Fact or in Law.

JetBlue’s Northeast Alliance is already demonstrating its positive benefits for customers in the Northeast. Regardless of what one thinks of the Northeast Alliance, it is irrelevant to our ability to complete the acquisition of Spirit.

[10]	Based on 2021 domestic Department of Transportation Data.
[11]	Based on scheduled flights/seats/ASMs for 2021 including international routes.

•

The Northeast Alliance is a limited, procompetitive alliance with American Airlines focused on unlocking growth for JetBlue in one of the nation’s most constrained geographies, the Northeast US. The alliance creates a compelling third competitor in a market previously dominated by two players and has already started delivering benefits to consumers.

•

Divestitures: We will proactively offer the DOJ a remedy package that contemplates the divestiture of all Spirit assets located in the area covered by the Northeast Alliance (New York and Boston) so, as a result of our proposed transaction, we will not increase our presence in these airports.

•

The Northeast Alliance litigation will go to trial this September, and we believe the outcome of that trial will not impact the outcome of the regulatory process for the acquisition of Spirit, which will likely take place later. If the court allows the DOJ to block the Northeast Alliance, by definition it will not be an obstacle to the acquisition of Spirit. If we are successful in defending the case, as we think we will be, it will be a testament that the alliance is procompetitive, disproving Spirit’s claim. In either case, the Northeast Alliance litigation does not impact JetBlue’s ability to acquire Spirit.

Given the clear superiority of our offer, including the regulatory commitments we have made to back up our high confidence in our ability to complete our transaction, why hasn’t the Spirit Board engaged?

Clearly because Spirit’s Board is prioritizing its own self-interest and personal relationships with Frontier over its shareholders’ interests.

There is good reason to believe the Spirit Board is not acting in the best interests of its own shareholders.

•

Multiple Spirit directors involved in the decision to merge with Frontier have significant ties to Bill Franke, who appointed each to the Spirit Board when he was chairman of Spirit, and while Indigo Partners (the current controlling shareholder of Frontier) was a large shareholder of Spirit.

•	This includes McIntyre Gardner, current chairman of Spirit, who replaced Mr. Franke, current chairman of Frontier, both of whom led the negotiations between the two companies.

•	5 of the 8 Spirit directors will continue as Board members of the Frontier / Spirit combined company if the Frontier transaction is consummated.

After eight months of discussions, Spirit agreed to an inferior transaction with Frontier without considering what other alternatives were available to Spirit’s shareholders. Further, the outsized concessions to Frontier by the Spirit Board do not reflect a meaningful effort to maximize shareholder value.

•

The final terms of the Frontier transaction reflected only an 18.9% premium to the Spirit share price at the time of the announcement[12], compared to an average premium in precedent airline transactions of 86%[13].

•	The final value of the Frontier transaction reflected only an approximate 6% increase from the terms initially offered by Frontier[14].

•	The original value of the Frontier transaction of $25.83 per share was significantly below the standalone value resulting from the discounted cash flow analysis of Spirit’s financial advisors[15].

[12]	Represents premium of the value of the Frontier transaction of $25.83 to Sprit’s $21.73 closing price on February 4, 2022.
[13]

Reflects median premium to unaffected price of target in precedent Low Cost Carrier transactions (WestJet-Onex, Virgin America-Alaska, AirTran-Southwest, ExpressJet-Skywest, Midwest Air/TPG & Northwest).

[14]	Estimated based on the events occurred on December 15, 2021, described in “Background of the Merger” section of the Spirit Definitive Proxy Statement filed on May 11, 2022.
[15]

Based on the “Spirit DCF Range” of $34.00 to $64.00 per Spirit share included in the “Opinion of Barclays Capital Inc,” and Spirit Discounted Cash Flow Analysis resulting in $33.00 to $55.50 range of implied equity value per Spirit common stock, included in the “Opinion of Morgan Stanley & Co. LLC” sections of the Spirit Definitive Proxy Statement filed on May 11, 2022.

•

Frontier is not providing any divestiture commitment or a reverse break-up fee. The absence of both means that despite obvious hurdles for its own transaction, Frontier, at its own option, could simply decline to make any regulatory concessions and abandon the Frontier transaction at no cost (or compensation to Spirit or its shareholders).

Since our original proposal was made, the Spirit Board consistently refused to engage constructively with us.

•

On April 7, the Spirit Board determined that our original proposal could reasonably be expected to lead to a “Superior Proposal”; and yet, it refused to provide the limited diligence information we requested which it had already provided to Frontier.

•	On April 25, the Spirit Board requested we agree to unprecedented contractual terms as a precursor to sharing the diligence information we had originally requested.

•	These demands were off-market and contrasted starkly to the limited regulatory commitments made by Frontier, a transaction with a similar regulatory profile.

•

On April 29, we presented an enhanced proposal, which was responsive to the concerns of the Spirit Board on closing certainty and included regulatory commitments representing a significant improvement from those offered by Frontier.

•	Two days later, the Spirit Board rejected our enhanced proposal, without ever contacting us to discuss it, and, according to its own proxy, without considering the clearly superior economics.

By refusing to engage on our original proposal, the Spirit Board has deprived its shareholders of the most attractive value creating opportunity available to them.

WE URGE YOU TO SEND A MESSAGE TO THE SPIRIT BOARD BY VOTING “AGAINST” ALL PROPOSALS RELATED TO THE FRONTIER TRANSACTION AT THE SPIRIT SPECIAL MEETING ON JUNE 10, 2022 AND TENDERING YOUR SHARES INTO OUR OFFER.

In addition to voting “AGAINST” the Frontier transaction at the Spirit Special Meeting, we urge all Spirit shareholders voting against the Frontier transaction to exercise their appraisal rights under Section 262 of the Delaware General Corporation Law, which entitles Spirit shareholders who perfect these rights to the fair value of their shares, as determined by a Delaware court. Spirit, by admission of its own financial advisors, is worth more than the value of the Frontier transaction and this and the superior value of our current proposal, as well as our original proposal, would be factors used by the court in determining fair value of your shares. If the Spirit Board continues to refuse to negotiate with us and the Frontier transaction is approved, appraisal is the only way to capture the value included in our proposals. Please consult your legal advisor before exercising appraisal rights.

Additional details about JetBlue’s superior offer can be found at JetBlueOffersMore.com.

Protect Your Own Best Interests

Our proposal represents a compelling opportunity to receive a significant premium in cash, with greater value and certainty than the Frontier transaction. Spirit’s Board has prevented you from receiving it.

We are fully committed to pursuing our original $33 per share proposal. We urge you to protect your own best interests. Let the Spirit Board know you want the opportunity to receive our superior offer by voting AGAINST the Frontier transaction and tendering your shares in our cash tender offer.

Sincerely,

Robin Hayes

Chief Executive Officer

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Advisors

Goldman Sachs & Co. LLC is serving as JetBlue’s financial advisor and Shearman & Sterling LLP is serving as JetBlue’s legal advisor. Goldman Sachs Bank USA and Bank of America, N.A. are providing committed debt financing for the tender offer.

Forward Looking Statements

Statements in this press release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which represent our management’s beliefs and assumptions concerning future events. These statements are intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “expects,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks, uncertainties and assumptions, and are based on information currently available to us. Actual results may differ materially from those expressed in the forward-looking statements due to many factors, including, without limitation, those listed in our U.S. Securities and Exchange Commission (“SEC”) filings, matters of which we may not be aware, the coronavirus pandemic including new and existing variants, the outbreak of any other disease or similar public health threat that affects travel demand or behavior, the outcome of any discussions between JetBlue Airways Corporation (“JetBlue”) and Spirit Airlines, Inc. (“Spirit”) with respect to a possible transaction, including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein, the conditions to the completion of the possible transaction, including the receipt of any required stockholder and regulatory approvals and, in particular, our expectation as to the likelihood of receipt of antitrust approvals, JetBlue’s ability to finance the possible transaction and the indebtedness JetBlue expects to incur in connection with the possible transaction, the possibility that JetBlue may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Spirit’s operations with those of JetBlue, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the possible transaction. Given the risks and uncertainties surrounding forward-looking statements, you should not place undue reliance on these statements. Further information concerning these and other factors is contained in JetBlue’s SEC filings, including but not limited to, JetBlue’s 2021 Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. In light of these risks and uncertainties, the forward-looking events discussed in this press release might not occur. Our forward-looking statements speak only as of the date of this press release or as of the dates so indicated. We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Important Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Spirit or any other securities. JetBlue and its wholly-owned subsidiary, Sundown Acquisition Corp., have commenced a tender offer for all outstanding shares of common stock of Spirit and have filed with the SEC a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents), as may be amended. These documents contain important information, including the terms and conditions of the tender offer, and stockholders of Spirit are advised to carefully read these documents before making any decision with respect to the tender offer.

Investors and security holders may obtain free copies of these statements and other documents filed with respect to the tender offer at the SEC’s website at https://www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the tender offer, Innisfree M&A Incorporated, at (877) 800-5190 (toll free for stockholders) or (212) 750-5833 (collect for banks and brokers).

JetBlue has filed a preliminary proxy statement on Schedule 14A with the SEC (“Preliminary Proxy Statement”) and the accompanying BLUE proxy card on May 16, 2022 to be used to solicit proxies in opposition to the proposed business combination between Spirit and Frontier Group Holdings, Inc. (“Frontier”) and the other proposals to be voted on by Spirit stockholders at the special meeting of the stockholders of Spirit to be held on June 10, 2022. JetBlue intends to file other relevant materials with the SEC, including a proxy statement in definitive form (the “Proxy Statement”). This press release is not a substitute for the Proxy Statement or any other document JetBlue, Spirit or Frontier may file with the SEC in connection with the proposed transaction.

STOCKHOLDERS OF SPIRIT ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of the proxy statement and other documents filed by JetBlue at the SEC’s website at https://www.sec.gov or by contacting the information agent for the proxy solicitation, Innisfree M&A Incorporated, at (877) 800-5190 (toll free for stockholders) or (212) 750-5833 (collect for banks and brokers).

Participants in Solicitation

JetBlue and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Spirit common stock. Additional information regarding the participants in the proxy solicitation is contained in the Preliminary Proxy Statement.

About JetBlue

JetBlue is New York’s Hometown Airline®, and a leading carrier in Boston, Fort Lauderdale-Hollywood, Los Angeles, Orlando, and San Juan. JetBlue carries customers across the United States, Caribbean and Latin America, and between the U.S. and London. For more information, visit JetBlue.com.

Contacts

JetBlue Corporate Communications

Tel: +1.718.709.3089

corpcomm@jetblue.com

JetBlue Investor Relations

Tel: +1 718 709 2202

ir@jetblue.com

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